Exhibit 99.1

Consolidated financial highlights

Consolidated	Three months ended September 30,			Nine months ended September 30,
($ 000s except per unit data)
	2009	2008	% Change	2009	2008	% Change

Revenue (net of royalties and financial derivative instruments) from continuing operations	$465,432	$1,097,408	(58)	$1,242,124	$2,219,843	(44)

Funds flow from Provident Upstream operations (1)	$28,425	$107,442	(74)	$81,274	$291,453	(72)
Funds flow from Provident Midstream operations (1)	26,444	32,537	(19)	106,392	144,390	(26)
Funds flow from continuing operations (1)	$54,869	$139,979	(61)	$187,666	$435,843	(57)
Per weighted average unit – basic	$0.21	$0.55	(62)	$0.72	$1.71	(58)
Per weighted average unit – diluted (2)	$0.21	$0.51	(59)	$0.72	$1.71	(58)
Distributions to unitholders	$47,238	$92,188	(49)	$148,761	$274,967	(46)
Per unit	$0.18	$0.36	(50)	$0.57	$1.08	(47)
Percent of funds flow from continuing operations paid out as declared distributions	86%	66%	30	79%	63%	25
Net income (loss)	$51,663	$351,105	(85)	$(68,682)	$200,640	-
Per weighted average unit – basic	$0.20	$1.37	(85)	$(0.26)	$0.79	-
Per weighted average unit – diluted (2)	$0.20	$1.29	(84)	$(0.26)	$0.79	-
Capital expenditures (continuing operations)	$25,621	$73,252	(65)	$108,675	$192,044	(43)
Acquisitions (continuing operations)	$18,336	$136		$18,777	$21,211
Proceeds on sale of assets (continuing operations)	$238,675	$-		$238,623	$1,624
Proceeds on sale of discontinued operations, net of tax	$-	$232,513		$-	$438,862
Weighted average trust units outstanding (000s)
- basic	262,245	255,842	3	260,887	254,391	3
- diluted (2)	262,245	277,102	(5)	260,887	254,391	3

Consolidated
	As at	As at
	September 30,	December 31,
($ 000s)	2009	2008	% Change
Capitalization
Long-term debt (including current portion)	$630,684	$765,679	(18)
Unitholders’ equity	$1,442,217	$1,636,347	(12)
(1) Represents cash flow from continuing operations before changes in working capital and site restoration expenditures. Effective in the first quarter of 2008, Provident's USOGP business was accounted for as discontinued operations.
(2) Includes dilutive impact of unit options and convertible debentures.

Provident Energy 2009 Third Quarter Results

Operational highlights

	Three months ended September 30,			Nine months ended September 30,
	2009	2008	% Change	2009	2008	% Change
Oil and Gas Production - continuing operations
Daily production - Provident Upstream
Crude oil (bpd)	9,276	12,805	(28)	10,002	12,529	(20)
Natural gas liquids (bpd)	1,169	1,195	(2)	1,137	1,227	(7)
Natural gas (mcfd)	65,525	85,628	(23)	72,468	85,244	(15)
Provident Upstream oil equivalent (boed) (1)	21,366	28,271	(24)	23,217	27,963	(17)

Average realized price from continuing operations (before realized financial derivative instruments)
Crude oil blend ($/bbl)	$62.06	$102.66	(40)	$51.93	$94.49	(45)
Natural gas liquids ($/bbl)	$39.76	$91.72	(57)	$39.69	$85.96	(54)
Natural gas ($/mcf)	$2.90	$8.60	(66)	$3.72	$8.74	(57)
Oil equivalent ($/boe) (1)	$38.01	$76.42	(50)	$35.92	$72.74	(51)
Field netback from continuing operations (3) (before realized financial derivative instruments) ($/boe)	$16.70	$48.41	(66)	$16.02	$45.85	(65)
Field netback from continuing operations (3) (including realized financial derivative instruments) ($/boe)	$18.09	$45.69	(60)	$18.39	$43.33	(58)
Midstream
Provident Midstream NGL sales volumes (bpd)	98,229	111,313	(12)	114,073	119,456	(5)
Adjusted EBITDA (000s) (2)	$27,119	$37,339	(27)	$121,462	$175,095	(31)
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) Adjusted EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items - see "Reconciliation of non-GAAP measures".
(3) Field netback from continuing operations is a non-GAAP measure - see "Provident Upstream segment review - operating netback".

Provident Energy 2009 Third Quarter Results

Management’s discussion and analysis

The following analysis dated November 10, 2009 provides a detailed explanation of Provident Energy Trust’s (“Provident’s”) operating results for the three and nine months ended September 30, 2009 compared to the same time period in 2008 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“COGP” or “Provident Upstream”), and Provident Midstream.  Provident’s Upstream business produces crude oil and natural gas from seven operating areas in the western Canadian sedimentary basin.  In August of 2009, Provident initiated a process to sell certain oil and natural gas production assets represented by the operating areas of Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster.  At the end of the third quarter, Provident has completed the sale of the operating areas of Southeast Saskatchewan and Southwest Saskatchewan and subsequent to the third quarter, announced the sale of the Lloydminster properties.  The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business was accounted for as discontinued operations. The USOGP business was sold in two transactions, the first in June and the second in August, 2008.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the Upstream business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking information” at the end of the analysis for further discussion.

The analysis refers to certain financial and operational measures that are determined to not be in accordance with generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from continuing operations, adjusted EBITDA and operating netbacks.

Management uses funds flow from continuing operations to analyze operating performance.  It is also reviewed in setting monthly distributions and takes into account required debt repayment and /or capital programs in establishing the amount to be distributed. Funds flow from continuing operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from continuing operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital from continuing operations, site restoration expenditures and cash provided by operating activities from discontinued operations. See “reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of each business unit. Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”). See “reconciliation of non-GAAP measures”.

Field operating netback as presented does not have a standardized meaning prescribed by Canadian GAAP and may not be comparable with calculations of similar measures of other entities. See “Provident Upstream segment review- operating netback”.

Provident Energy 2009 Third Quarter Results

Third quarter and nine months ended September 30, 2009 highlights

The third quarter highlights section provides commentary for the third quarter and for the nine months ended September 30, 2009 and for corresponding periods in 2008.

Funds flow from continuing operations and cash distributions

	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per unit data)	2009	2008	% Change	2009	2008	% Change
Funds Flow from continuing operations and Distributions
Funds flow from continuing operations	$54,869	$139,979	(61)	$187,666	$435,843	(57)
Per weighted average unit from continuing operations
- basic	$0.21	$0.55	(62)	$0.72	$1.71	(58)
Per weighted average unit from continuing operations
- diluted (1)	$0.21	$0.51	(59)	$0.72	$1.71	(58)
Declared distributions	$47,238	$92,188	(49)	$148,761	$274,967	(46)
Per unit	$0.18	$0.36	(50)	$0.57	$1.08	(47)
Percent of funds flow from continuing operations paid out as declared distributions	86%	66%	30	79%	63%	25
(1) Includes dilutive impact of unit options and convertible debentures.

Third quarter 2009 funds flow from continuing operations was $54.9 million, 61 percent below the $140.0 million recorded in the third quarter of 2008.  For the nine months ended September 30, 2009 funds flow from continuing operations was $187.7 million, 57 percent below the $435.9 million in the same period of 2008.  Provident Upstream provided 52 percent of third quarter 2009 funds flow from continuing operations and Provident Midstream added 48 percent.  For the nine months ended September 30, 2009, Provident Upstream provided 43 percent of funds flow from continuing operations and Provident Midstream added 57 percent.

Provident Upstream third quarter 2009 funds flow from operations was $28.4 million, a 74 percent decrease from the $107.5 million recorded in the comparable 2008 quarter.  For the nine months ended September 30, 2009 Provident Upstream funds flow from operations was $81.3 million, a 72 percent decrease from the $291.5 million recorded in the comparable 2008 period.  For the quarter and nine months ended September 30, 2009, the decrease was a result of a 50 percent drop in realized commodity prices combined with lower production volumes that reflect natural production declines and a reduced capital expenditure program.  This contrasts with the prior year where higher production volumes reflected increased activity undertaken by Provident in a much higher commodity price environment.  As well, third quarter 2009 production was impacted by reduced deliverability of 1,200 boed caused by a third-party natural gas pipeline rupture in Northwest Alberta.  Provident Upstream’s capital spending in 2008 and in 2009 has been concentrated on long term development initiatives in Northwest Alberta with spending on facilities and pipeline assets as well as the waterflood program in Dixonville.  These expenditures will not have immediate production gains to offset the natural production declines, but are intended to position Provident Upstream for future growth.

The Provident Midstream business unit contributed $26.5 million to the third quarter of 2009 funds flow from operations, down from the $32.5 million recorded in the comparable 2008 quarter.  For the nine months ended September 30, 2009, Provident Midstream contributed $106.4 million to funds flow from operations, a 26 percent decrease from the $144.4 million in the comparable 2008 period.  For the quarter and nine months ended September 30, 2009, lower operating margins in Empress East and Redwater West were primarily driven by weaker NGL market prices and lower propane-plus sales volumes.

Declared distributions in the third quarter of 2009 totaled $47.2 million, or $0.18 per unit, compared to $92.2 million, or $0.36 per unit, of declared distributions in the same period in 2008.  This represented 86 percent of funds flow from continuing operations in the third quarter of 2009 and 66 percent in the comparable 2008 quarter.  Declared distributions for the nine months ended September 30, 2009 totaled $148.8 million, or $0.57 per unit, compared to $275.0 million, or $1.08 per unit for the nine months ended September 30, 2008.

Provident Energy 2009 Third Quarter Results

Outlook

Forward looking information:

Provident Midstream expects to realize the benefit of the additional 7,400 bpd fractionation capacity at Sarnia in the coming months as new sales and gas supply arrangements are negotiated for the upcoming NGL contract year, which begins on April 1, 2010. Provident is very well-positioned to benefit from the strong outlook for condensate demand at its Redwater condensate hub.  At Redwater, Provident has commissioned two new storage caverns and is currently developing a third cavern which will enter service in 2011.  Provident’s expanded NGL storage capacity coupled with its existing fee-for-service infrastructure as well as its marketing and logistics capability, position Provident as a significant player in the Fort Saskatchewan area.  Total capital spending for the Midstream business unit is expected to be approximately $60 million in 2009. Management anticipates that Provident Midstream will generate adjusted EBITDA for 2009 in the range of $175 to $190 million, subject to market conditions.

During the fourth quarter of 2009, management anticipates that Provident Upstream will continue to be impacted by low natural gas prices, a strong Canadian dollar and the ongoing third-party natural gas pipeline disruption in Northwest Alberta. The pipeline constraint is currently expected to be rectified in the second quarter of 2010. Provident Upstream intends to spend approximately $88 million in capital for 2009, primarily focusing on advancing the full-field waterflood program at Dixonville and initiating the 2010 winter work program in Northwest Alberta. Upon conclusion of the previously announced Lloydminster asset disposition, Provident’s unconstrained 2009 exit production is expected to be between 15,000 and 15,500 boed, subject to the impact of the third-party pipeline failure in Northwest Alberta that occurred in July.

Provident’s Board of Directors have set a 2010 capital budget of approximately $142 million, of which $86 million is planned for growth projects and facility maintenance in Provident Midstream and $56 million is planned for development in Provident Upstream. Spending in Provident Midstream will be primarily directed towards further expansion of the existing commercial services platform, while Provident Upstream plans to continue development of the strategic Dixonville waterflood program and the emerging Pekisko oil play in Northwest Alberta. The 2010 capital budget is weighted more towards growth initiatives in Provident Midstream than in prior years, as a result of refocusing the Upstream business. Management and the Board of Directors will review the capital program throughout 2010 to determine whether any combination of work program results, commodity prices, debt and equity market conditions or other material factors warrant changes to the program.

In the second quarter of 2009, Provident made the decision to maintain its diversified business model, given the economic environment earlier in the year.  Since that time, Provident has executed its strategy to reposition both business units for growth while further strengthening its balance sheet.  The economic climate and capital markets have improved in recent months and the management team and Board of Directors continue to evaluate the costs, benefits, and appropriate timing of a possible separation of Provident’s Upstream and Midstream business units.  Provident also continues to assess value-enhancing opportunities for both businesses.

Net income (loss)

Consolidated	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per unit data)	2009	2008	% Change	2009	2008	% Change

Net income (loss)	$51,663	$351,105	(85)	$(68,682)	$200,640	-
Per weighted average unit
– basic (1)	$0.20	$1.37	(85)	$(0.26)	$0.79	-
– diluted (2)	$0.20	$1.29	(84)	$(0.26)	$0.79	-
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Net income for the third quarter of 2009 was $51.7 million compared to $351.1 million in the comparable 2008 quarter.  The decrease in net income is primarily due to a $199.2 million decrease in the unrealized gain on financial derivative instruments, a $91.1 million, or 61 percent, decrease in adjusted EBITDA and income from discontinued operations in 2008 of $41.3 million.  These factors are partially offset by lower future income tax expense and lower

Provident Energy 2009 Third Quarter Results

depletion, depreciation and accretion expense.

The Upstream business reported a net loss of $21.9 million for the third quarter of 2009, compared to the 2008 third quarter net income of $76.9 million.  The decrease in net income was mainly due to lower adjusted EBITDA primarily driven by a 40 percent decrease in realized crude oil prices and a 66 percent decrease in realized natural gas prices as well as a 24 percent decline in production.

The Midstream business reported net income of $73.6 million in the third quarter of 2009 compared to $233.0 million in the third quarter of 2008.  The decline over the prior period was primarily due to a $158.1 million decrease in the unrealized gain on financial derivative instruments.

Provident’s net income figures are impacted by the requirement to “mark-to-market” all unrealized gains and losses associated with financial derivative instruments at a point in time and report these against current period income.  Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) within its segment disclosure. Adjusted EBITDA is a non-GAAP measure.  A reconciliation between adjusted EBITDA and income (loss) from continuing operations before taxes follows:

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

Income (loss) from continuing operations before taxes	$50,816	$328,290	(85)	$(147,551)	$(5,937)	2,385
Adjusted for:
Cash interest	6,246	11,619	(46)	21,376	40,795	(48)
Unrealized (gain) loss on financial derivative instruments	(87,009)	(286,255)	(70)	89,781	182,555	(51)
Depletion, depreciation and accretion and other non-cash expenses	87,410	94,941	(8)	246,433	261,418	(6)
Adjusted EBITDA	$57,463	$148,595	(61)	$210,039	$478,831	(56)

The following table reconciles funds flow from continuing operations with cash provided by operating activities.

Reconciliation of funds flow from continuing operations to distributions	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

Cash provided by operating activities	$24,781	$177,068	(86)	$211,556	$524,394	(60)
Change in non-cash operating working capital from continuing operations	28,218	(27,129)	-	(29,944)	17,993	-
Site restoration expenditures	1,870	1,319	42	6,054	3,957	53
Cash provided by operating activities from discontinued operations	-	(11,279)	(100)	-	(110,501)	(100)
Funds flow from continuing operations	$54,869	$139,979	(61)	$187,666	$435,843	(57)

Provident Energy 2009 Third Quarter Results

Taxes

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

Capital tax expense	$353	$932	(62)	$2,045	$2,624	(22)
Current tax recovery	(4,008)	(3,900)	3	(961)	(76)	1,164
Future income tax expense (recovery)	2,808	21,411	(87)	(79,953)	(82,144)	(3)
	$(847)	$18,443	-	$(78,869)	$(79,596)	(1)

The current tax recovery of $4.0 million in the third quarter of 2009 compares to a recovery of $3.9 million in the third quarter of 2008.  The current tax recovery in the third quarter is due to lower income subject to tax in the midstream operations.  For the nine months ended September 30, 2009, current tax recovery of $1.0 million, compared to a recovery of $0.1 million in 2008.

The 2009 third quarter future income tax expense of $2.8 million compares to $21.4 million in the third quarter of 2008.  The future tax expense in the third quarter of 2009 was driven by unrealized gains on financial derivative instruments offset by non-capital losses created in the Trust’s subsidiaries as a result of interest and royalties charged by the Trust to its subsidiaries.  In the comparable quarter of 2008, the future tax expense was higher than the 2009 amount due to significantly higher unrealized gains on financial derivative instruments.  For the nine months ended September 30, 2009, future income tax recovery was $80.0 million compared to $82.1 million in 2008.  The year-to-date recoveries are primarily a result of unrealized losses on financial derivative instruments and non-capital losses in the Trust’s subsidiaries.

Interest expense

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s, except as noted)	2009	2008	% Change	2009	2008	% Change

Interest on bank debt	$2,033	$6,636	(69)	$8,067	$30,029	(73)
Interest on convertible debentures	4,213	4,983	(15)	13,309	14,951	(11)
Discontinued operations portion	-	-	-	-	(4,185)	(100)
Total cash interest	$6,246	$11,619	(46)	$21,376	$40,795	(48)
						`
Weighted average interest rate on all long-term debt	3.1%	5.3%	(42)	3.6%	5.4%	(33)
Debenture accretion and other non-cash interest expense	1,116	1,462	(24)	3,737	3,774	(1)
Total interest expense	$7,362	$13,081	(44)	$25,113	$44,569	(44)

Interest on bank debt decreased in 2009 compared to 2008 due to significantly lower debt levels and lower market interest rates.

During the second quarter of 2009, Provident executed interest rate swap agreements to May, 2011 that effectively fix the underlying component of the interest rate that is based on Canadian Bankers Acceptance (BA) CDOR rate on $250 million of outstanding bank debt (see “Commodity price risk management program”).

Commodity price risk management program

Provident’s commodity price risk management program utilizes derivative instruments to provide protection against lower commodity prices and margins.  The program reduces exposure to downside commodity price volatility and provides support for cash distributions, bank lending capacity, capital programs and acquisition and project economics.  The program protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment.  For the Midstream business unit the program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin.  The Program also reduces foreign exchange risk

Provident Energy 2009 Third Quarter Results

due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments the Trust uses include puts, calls, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Market conditions have not provided sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term.  Prices for propane, butane and condensate historically have correlated with prices for crude oil.  As a consequence, Provident has entered into natural gas, crude oil and foreign exchange financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane, butane, natural gasoline and electricity prices have also been executed.

Activity in the Third Quarter

A summary of Provident’s risk management contracts executed during the third quarter of 2009 is contained in the following tables:

COGP
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2009	Natural Gas	6,750	Gjpd	Puts Cdn $4.725 per gj (3)	November 1 - December 31

2010	Natural Gas	6,750	Gjpd	Puts Cdn $4.725 per gj (3)	January 1 - March 31
		5,000	Gjpd	Participating Swap Cdn $4.50 per gj (Participation 75% above the floor price)	April 1 - October 31

Midstream
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2009	Crude Oil	(1,293)	Bpd	US $71.01 per bbl (8)	October 1 - December 31
		968	Bpd	US $72.95 per bbl (9)	December 1 - December 31
	Propane	1,435	Bpd	US $0.91 per gallon (5) (8)	October 1 - December 31
		1,630	Bpd	US $0.84 per gallon (5) (9)	October 1 - December 31
	Normal Butane	554	Bpd	US $1.168 per gallon (6) (8)	October 1 - December 31

2010	Crude Oil	1,000	Bpd	US $71.97 per bbl (10)	January 1 - December 31
	Natural Gasoline	(1,000)	Bpd	US $1.41 per gallon (7) (10)	January 1 - December 31
(1) The above table represents a number of transactions entered into over the third quarter 2009.
(2) Natural gas contracts are settled agains AECO monthly index.
(3) Natural gas put options provide a "floor" price for the gas quantites contracted. Floor price is strike less premium. Provident receives market price above the "floor".
(4) Crude Oil contracts are settled against NYMEX WTI calendar average.
(5) Propane contracts are settled against Belvieu C3 TET.
(6) Normal Butane contracts are settled against Belvieu NC4 TET.
(7) Natural gasoline contracts are settled against Belvieu NON TET natural gasoline.
(8) Conversion of Crude Oil BTU contracts to liquids.
(9) Midstream inventory price stabilization contracts.
(10) Midstream margin contracts.

A summary of all of Provident’s derivative contracts in place at September 30, 2009 is available on Provident’s website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

Provident Energy 2009 Third Quarter Results

Settlement of financial derivative contracts

The following is a summary of the net funds flow from operations to settle financial derivative contracts during the third quarter and first nine months of 2009.  For comparative purposes the 2008 amounts are also summarized.

Realized gain (loss) on financial	Three months ended September 30,				Nine months ended September 30,
derivative instruments	2009		2008		2009		2008
($ 000s except volumes)		Volume (1)		Volume (1)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$433	0.2	$(5,940)	0.4	$7,726	0.7	$(17,202)	1.2
Natural gas	2,305	1.3	(1,153)	2.7	7,319	4.0	(2,119)	9.0

Provident Midstream
Crude Oil	(799)	0.9	(61,644)	1.5	34,637	3.1	(131,480)	2.9
Natural gas	(29,915)	6.2	3,786	6.7	(73,855)	17.6	(3,932)	20.1
NGL's (includes propane, butane)	1,322	0.2	269	0.1	6,801	0.4	(8,301)	2.1
Foreign Exchange	(293)	-	1,687	-	(4,550)	-	7,150	-
Electricity	(428)	-	167	-	(1,088)	-	1,548	-

Corporate
Interest Rate (2)	(444)	-	-	-	(592)	-	-	-
Realized loss on financial derivative instruments	$(27,819)		$(62,828)		$(23,602)		$(154,336)

Corporate Foreign Exchange Contracts (3)	$(90)	-	$5,216	-	$(219)	-	$5,216	-
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2) Realized gains and losses on coporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.
(3) Realized gains and losses on corporate-related foreign exchange contracts are included in foreign exchange gain (loss) and other on the consolidated statement of operations and are allocated to the reporting segments for segmented reporting purposes.

The realized loss for the third quarter of 2009 was $27.8 million compared to a realized loss of $62.8 million in the comparable 2008 quarter.  The realized loss in the third quarter of 2009 is driven by gas purchase contracts in the midstream business settling at a contracted price higher than the current market gas prices.  The comparable 2008 realized loss was driven mostly by crude oil sales contracts in the midstream business settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.

The following table is a summary of the net financial derivative instruments liability (asset):

	As at	As at
	September 30,	December 31,
($ 000s)	2009	2008
Provident Upstream
Crude Oil	$(672)	$(12,521)
Natural Gas	965	(3,285)
Provident Midstream	143,798	70,476
Corporate	361	-
Total	$144,452	$54,670

The net liability in both periods represents unrealized “mark-to-market” opportunity costs related to financial derivative instruments with contract settlements ranging from October 1, 2009 through March 31, 2013.  The balances are required to be recognized in the financial statements under generally accepted accounting principles.  These financial derivative instruments were entered into in order to manage commodity prices and protect future Midstream product margins.  Fluctuations in the market value of these instruments impact earnings prior to their settlement dates but have no impact on funds flow from operations until the instrument is actually settled.

Provident Energy 2009 Third Quarter Results

Liquidity and capital resources

Consolidated
($ 000s)	September 30, 2009	December 31, 2008	% Change

Long-term debt - revolving term credit facility	$391,289	$504,685	(22)
Long-term debt - convertible debentures (including current portion)	239,395	260,994	(8)
Working capital surplus (1)	(74,829)	(39,041)	92
Net debt	$555,855	$726,638	(24)

Unitholders' equity (at book value)	1,442,217	1,636,347	(12)
Total capitalization at book value	$1,998,072	$2,362,985	(15)

Total net debt as a percentage of total book value capitalization	28%	31%	(10)
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from continuing operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As a result of the weakening of the global economy, oil and gas industry participants, including Provident, have been experiencing more restricted access to capital and anticipate increased borrowing costs.  Although Provident’s core businesses have not changed, risk premiums have increased.  Management believes that cash flows from operating activities and availability under existing bank facilities will be adequate to allow Provident to continue with its 2009 and budgeted 2010 capital program.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

In the third quarter of 2009, Provident’s Canadian term credit facility was reduced by $75 million to $1.050 billion to reflect the asset disposition in the upstream business unit.

As at September 30, 2009 Provident had drawn on 37 percent of its Canadian term credit facility of $1.050 billion.  This compares to 45 percent drawn as at December 31, 2008.

At September 30, 2009 Provident had $26.2 million in letters of credit outstanding (December 31, 2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts, increasing bank line utilization to 40 percent.

Based on the terms and conditions of the credit facility, Provident will have access to approximately $887 million of the total facility in the fourth quarter of 2009.  The borrowing availability of the facility is limited to a multiple of trailing twelve month midstream adjusted EBITDA.  The borrowing capacity of the term credit facility is re-measured quarterly.

Provident’s working capital decreased by $9.2 million as at September 30, 2009 relative to December 31, 2008.  This amount includes a $28.5 million increase in cash, a $21.7 million increase in inventory, a $52.4 million decrease in accounts payable and accrued liabilities, a $6.7 million decrease in cash distribution payable, and a $24.9

Provident Energy 2009 Third Quarter Results

million decrease in the current portion of convertible debentures, offset by a $70.1 million decrease in accounts receivable, a $3.4 million decrease in prepaid expenses and other current assets, and a $69.9 million decrease in the current portion of financial derivative instruments.

The ratio of net debt (as calculated under “Liquidity and capital resources”) to funds flow from continuing operations for the twelve months ended September 30, 2009 was 2.1 to one, as compared to annual 2008 net debt to funds flow from continuing operations of 1.4 to one.  On a segmented basis, using allocated debt balances as disclosed in note 13 to the interim consolidated financial statements, the Provident Upstream business had a ratio of net debt to funds flow from operations for the twelve months ended September 30, 2009 of 1.2 to one (2008 – 0.7 to one).  The ratio for the Provident Midstream business unit was 2.8 to one, compared to 2.7 to one in 2008.

Trust units

Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 1.3 million units were elected in the third quarter and were issued or are to be issued representing proceeds of $7.0 million (2008 – 1.5 million units for proceeds of $14.5 million).

At September 30, 2009, management and directors held less than one percent of the outstanding units.

Capital related expenditures and funding

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change
Capital related expenditures
Capital expenditures	$(25,621)	$(73,252)	(65)	$(108,675)	$(192,044)	(43)
Site restoration expenditures	(1,870)	(1,319)	42	(6,054)	(3,957)	53
Acquisitions	(18,336)	(136)	13,382	(18,777)	(21,211)	(11)
Net capital related expenditures	$(45,827)	$(74,707)	(39)	$(133,506)	$(217,212)	(39)

Funded by
Funds flow from continuing operations net of declared distributions to unitholders	$7,631	$47,791	(84)	$38,905	$160,876	(76)
Proceeds on sale of assets	238,675	-	-	238,623	1,624	14,594
Proceeds on sale of discontinued operations, net of tax	-	232,513		-	438,862
Decrease in long-term debt	(145,065)	(232,290)	(38)	(138,732)	(530,866)	(74)
Issue of trust units, net of cost; excluding DRIP	-	467	(100)	-	1,671	(100)
DRIP proceeds	7,031	14,520	(52)	21,065	43,194	(51)
Change in working capital, including cash, and change in investments	(62,445)	11,706	-	(26,355)	101,851	-
Net capital related expenditure funding	$45,827	$74,707	(39)	$133,506	$217,212	(39)

Provident has funded its net capital expenditures with cash flow from operations and long-term debt.  On September 30, 2009, Provident received $238.7 million relating to the sale of assets in the Upstream business unit.  These proceeds were applied to Provident’s revolving term credit facility.

Unit based compensation

Provident made payments in respect of unit based compensation of $42 thousand in the third quarter of 2009 (2008 – nil), all of which is included in cash general and administrative expense.  Payments made in the nine months ended September 30, 2009 were $11.2 million (2008 - $8.3 million).  Typically, cash payments are made annually for these programs in the first quarter of each year, however due to the conclusion of Provident’s strategic review, a payment was made in the second quarter relating to staff reductions.  At September 30, 2009, the current portion of the liability totaled $9.6 million (December 31, 2008 - $9.4 million) and the long-term portion totaled $8.9 million (December 31, 2008 - $8.6 million).

Provident Energy 2009 Third Quarter Results

Unit based compensation includes expenses associated with Provident’s restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  Provident recorded unit based compensation expense of $4.5 million for the quarter ended September 30, 2009 (2008 - $0.4 million recovery), $4.3 million in general and administrative expense and $0.2 million included in production, operating and maintenance expense.  The expense is higher in the third quarter of 2009 compared to the third quarter of 2008 due to an increase in the trading price of Provident trust units from June 30, 2009 to September 30, 2009.  For the nine months ended September 30, 2009, Provident recorded unit based compensation expense of $12.1 million (2008 - $9.8 million) and related cash payments of $11.2 million (2008 - $8.3 million), of which $2.9 million is included in strategic review and restructuring expenses.

Strategic review and restructuring expenses

The strategic review process was announced in February of 2008 with the objectives of optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident’s component businesses and optimizing structure in response to the federal government decision to tax income trusts beginning in 2011.  During this review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process.  Following the sale of USOGP, management and the board of directors evaluated the complete spectrum of strategic options available for Provident’s remaining Canadian oil and gas production (Provident Upstream) and midstream (Provident Midstream) business units.  After an extensive review, it was determined in the second quarter of 2009 that, in the context of the macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets), it was in the best interest of unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.

In the second quarter of 2009, Provident completed an internal reorganization to improve the efficiency and competitiveness of the businesses.  The internal reorganization is designed to improve the focus of each business unit, improve management’s line of sight to the key performance measures in each business, and reduce general and administrative costs.  The reorganization resulted in staff reductions at all levels of the organization, including senior management.  For the nine months ended September 30, 2009, strategic review and restructuring costs were $9.7 million (2008 - $1.3 million).  The costs are comprised primarily of severance, consulting and legal costs.

Provident Energy 2009 Third Quarter Results

Provident Upstream segment review

Upstream asset disposition

In August of 2009, Provident initiated a process to sell certain oil and natural gas production assets represented by the operating areas of Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster.  On September 30, 2009, Provident completed a sale of the operating areas of Southeast and Southwest Saskatchewan for net proceeds of $225.8 million and a separate sale of a minor property in the Lloydminster area for $12.9 million.  Net disposition proceeds will be reinvested in long-term growth initiatives such as Provident’s Pekisko and Dixonville oil plays as well as growth projects in the Midstream business unit.  In the short term, the sale proceeds have been applied to Provident’s revolving term credit facility.

Subsequent event

On October 28, 2009, Provident reached an agreement with a private company, Emerge Oil & Gas Inc., to sell the remaining properties in the Lloydminster operating area for total consideration of $87 million, consisting of $70 million in cash and $17 million in equity.  Production from these assets during the third quarter was 2,200 boed and was predominantly heavy oil.  Cash proceeds will be applied to Provident’s revolving term credit facility.  This transaction is expected to close by November 30, 2009.

Crude oil and natural gas liquids price

The following prices are net of transportation expense.

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
($ per bbl)	2009	2008	% Change	2009	2008	% Change
Oil per barrel
WTI (US$)	$68.30	$117.98	(42)	$57.00	$113.29	(50)
Exchange rate (from US$ to Cdn$)	1.10	1.04	6	1.17	1.02	15
WTI expressed in Cdn$	$74.95	$122.91	(39)	$66.69	$115.40	(42)

Realized pricing before financial derivative instruments
Crude oil	$62.06	$102.66	(40)	$51.93	$94.49	(45)
Natural gas liquids	$39.76	$91.72	(57)	$39.69	$85.96	(54)
Crude oil and natural gas liquids	$59.56	$101.73	(41)	$50.68	$93.73	(46)

In the third quarter of 2009, Provident Upstream’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, decreased by 41 percent to $59.56 per barrel compared to $101.73 per barrel in the third quarter of 2008.  The 2009 decrease reflects a 42 percent decrease in $US WTI crude oil price, partially offset by a stronger U.S. dollar.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
(Cdn$ per mcf)	2009	2008	% Change	2009	2008	% Change

AECO monthly index	$3.02	$9.24	(67)	$4.10	$8.57	(52)
Corporate natural gas price per mcf before financial derivative instruments	$2.90	$8.60	(66)	$3.72	$8.74	(57)

Provident Upstream’s third quarter 2009 realized natural gas price, before financial derivative instruments, decreased 66 percent as compared to the third quarter of 2008.  Provident sells to the market on daily and monthly

Provident Energy 2009 Third Quarter Results

indices and markets to aggregators, receiving prices which are based on the heat content of the natural gas.  Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
	2009	2008	% Change	2009	2008	% Change
Daily production
Crude oil (bpd)	9,276	12,805	(28)	10,002	12,529	(20)
Natural gas liquids (bpd)	1,169	1,195	(2)	1,137	1,227	(7)
Natural gas (mcfd)	65,525	85,628	(23)	72,468	85,244	(15)
Oil equivalent (boed) (1)	21,366	28,271	(24)	23,217	27,963	(17)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Third quarter 2009 production decreased 24 percent to 21,366 boed compared to 28,271 boed in the comparable 2008 quarter.  Production is lower compared to the third quarter of 2008 primarily due to natural production declines.  A further factor of significance in the third quarter 2009 was a third-party natural gas pipeline outage in Northwest Alberta that impacted deliverability of Provident’s natural gas by approximately 7,200 mcfd or 1,200 boed.  This constraint will impact fourth quarter production with pipeline repairs by the third party operator expected to allow for increased deliverability in the second quarter of 2010.  Provident is currently taking additional operational steps to mitigate the temporary impact this pipeline outage has on its production volumes in Northwest Alberta.  In Dixonville, crude oil production reflects Provident’s steps to develop the waterflood for this area.  In the second and third quarters of 2009, 18 crude oil producing wells were converted to water injectors.  The production of these wells was approximately 500 bpd of crude oil in the third quarter of 2008.  The lower commodity price environment in 2009 has resulted in reduced capital spending in the remaining operating areas, and therefore fewer production adds.  Production for the third quarter of 2009 was weighted 51 percent natural gas and 49 percent crude oil and natural gas liquids, compared to the third quarter of 2008 weighted 50 percent natural gas and 50 percent crude oil and natural gas liquids reflecting a balanced production mix.

Production for the nine months ended September 30, 2009 reflects first quarter turnarounds that resulted in production downtime, and constrained production related to third-party natural gas pipeline outages at the end of December 2008 and in the third quarter of 2009.  In addition, a significant portion of capital incurred in the last year was spent on Northwest Alberta facilities and pipelines for the emerging Pekisko resource play and on Dixonville’s waterflood program.  These longer term plays do not result in immediate production gains to offset the natural production declines but are key to position Provident Upstream for future growth.

Provident’s Upstream production summarized by operating areas is as follows:

	Three months ended September 30,			Nine months ended September 30,
Provident Upstream	2009	2008	% Change	2009	2008	% Change
Daily Production - by area (boed) (1)
West Central Alberta	5,626	6,215	(9)	5,595	6,361	(12)
Southern Alberta	4,364	4,931	(11)	4,536	4,847	(6)
Northwest Alberta	2,898	4,912	(41)	3,807	4,826	(21)
Dixonville	2,459	3,854	(36)	2,984	3,768	(21)
Southeast Saskatchewan	2,381	2,931	(19)	2,590	3,127	(17)
Southwest Saskatchewan	928	1,312	(29)	964	1,375	(30)
Lloydminster	2,710	4,116	(34)	2,741	3,659	(25)
	21,366	28,271	(24)	23,217	27,963	(17)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy 2009 Third Quarter Results

Revenue and royalties

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
($ 000s except per boe and mcf data)	2009	2008	% Change	2009	2008	% Change

Oil
Revenue	$52,958	$120,936	(56)	$141,795	$324,384	(56)
Realized gain (loss) on financial derivative instruments	433	(5,940)	-	7,726	(17,202)	-
Royalties	(9,676)	(22,944)	(58)	(24,660)	(60,738)	(59)
Net revenue	$43,715	$92,052	(53)	$124,861	$246,444	(49)
Net revenue (per barrel)	$51.22	$78.14	(34)	$45.73	$71.79	(36)
Royalties as a percentage of revenue	18.3%	19.0%		17.4%	18.7%

Natural gas
Revenue	$17,475	$67,745	(74)	$73,553	$204,095	(64)
Realized gain (loss) on financial derivative instruments	2,305	(1,153)	-	7,319	(2,119)	-
Royalties	120	(12,282)	-	(3,258)	(37,072)	(91)
Net revenue	$19,900	$54,310	(63)	$77,614	$164,904	(53)
Net revenue (per mcf)	$3.30	$6.89	(52)	$3.92	$7.06	(44)
Royalties as a percentage of revenue	(0.7%)	18.1%		4.4%	18.2%

Natural gas liquids
Revenue	$4,279	$10,081	(58)	$12,325	$28,887	(57)
Royalties	(1,224)	(2,530)	(52)	(3,682)	(7,229)	(49)
Net revenue	$3,055	$7,551	(60)	$8,643	$21,658	(60)
Net revenue (per barrel)	$28.41	$68.68	(59)	$27.84	$64.42	(57)
Royalties as a percentage of revenue	28.6%	25.1%		29.9%	25.0%

Total
Revenue	$74,712	$198,762	(62)	$227,673	$557,366	(59)
Realized gain (loss) on financial derivative instruments	2,738	(7,093)	-	15,045	(19,321)	-
Royalties	(10,780)	(37,756)	(71)	(31,600)	(105,039)	(70)
Net revenue	$66,670	$153,913	(57)	$211,118	$433,006	(51)
Net revenue (per boe)	$33.92	$59.18	(43)	$33.31	$56.51	(41)
Royalties as a percentage of revenue	14.4%	19.0%		13.9%	18.8%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses and the realized gain (loss) on financial derivative instruments excludes the impact of corporate interest rate swap gains/losses allocated to Provident Upstream.

Quarter over quarter, 2009 Provident Upstream net revenue decreased by 57 percent from $153.9 million to $66.7 million and, on a per barrel oil equivalent basis, decreased by 43 percent to $33.92 from $59.18.  For the nine months ended September 30, 2009, net revenue decreased 51 percent from $433.0 million to $211.1 million and on a per boe basis was $33.31 or 41 percent below $56.51 in the same period of 2008.  The absolute dollar net revenue decrease reflects significantly lower realized commodity prices and decreased production.  Royalties, which are price sensitive and affected by production levels, decreased as a percentage of revenue in the third quarter of 2009, compared to the third quarter in 2008 due to significantly lower prices, lower production and adjustments allowed in computing natural gas crown royalties in Alberta.

The commodity price risk management program increased third quarter revenue by $2.7 million compared to a loss of $7.1 million in the comparable 2008 quarter.  For the nine months ended September 30, 2009 the program contributed $15.0 million to net revenue compared to a loss of $19.3 million in the comparable period in 2008.  The positive contribution of the program in 2009 reflects gains achieved with the program in a lower commodity price environment.

Provident Energy 2009 Third Quarter Results

Production expenses

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per boe data)	2009	2008	% Change	2009	2008	% Change

Production expenses	$31,118	$35,080	(11)	$94,548	$101,014	(6)
Production expenses (per boe)	$15.83	$13.49	17	$14.92	$13.18	13

Third quarter 2009 production expenses decreased 11 percent to $31.1 million from $35.1 million in the comparable 2008 quarter.  The decrease was primarily due to lower production, lower maintenance and hauling costs from reduced activities and realized lower fuel and power costs in a lower commodity price environment.  These were partially offset by unscheduled turnaround expenses primarily in Northwest Alberta that were incurred during the third-party natural gas pipeline outage.  On a per boe basis, production expenses increased 17 percent to $15.83 per boe compared to $13.49 per boe in the third quarter of 2008.  The per boe increase was mainly due to fixed production costs and additional turnaround expenses allocated over lower production volumes.

Year-to-date production expenses decreased six percent to $94.5 million from $101.0 million in 2008 primarily due to lower production volumes.  On a per boe basis the 13 percent increase in costs to $14.92 per boe reflects fixed production costs allocated over lower production volumes.

Operating netback

Operating netback as presented does not have any standardized meaning prescribed by Canadian generally accepted principles (GAAP) and may not be comparable with calculations of similar measures of other entities.

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
($ per boe)	2009	2008	% Change	2009	2008	% Change
Netback per boe
Gross production revenue	$38.01	$76.42	(50)	$35.92	$72.74	(51)
Royalties	(5.48)	(14.52)	(62)	(4.98)	(13.71)	(64)
Operating costs	(15.83)	(13.49)	17	(14.92)	(13.18)	13
Field operating netback	16.70	48.41	(66)	16.02	45.85	(65)
Realized gain (loss) on financial derivative instruments	1.39	(2.72)	-	2.37	(2.52)	-
Operating netback after realized financial derivative instruments	$18.09	$45.69	(60)	$18.39	$43.33	(58)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

Third quarter 2009 field operating netback decreased 66 percent to $16.70 per boe from $48.41 per boe in the comparable 2008 quarter.  On a year-to-date basis, field operating netbacks have decreased by 65 percent to $16.02 per boe from $45.85 per boe reflecting the decrease in realized commodity prices for all products.

Realized financial derivative instruments contributed $1.39 per boe to operating netbacks in the quarter and $2.37 per boe in the first nine months of 2009.  This compared to a 2008 third quarter loss of $2.72 per boe and a loss of $2.52 per boe for the nine months ended September 30, 2008.  The realized gains in 2009 and the losses in 2008 reflect the significant change in the commodity price environment over the respective periods.

Provident Energy 2009 Third Quarter Results

General and administrative

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per boe data)	2009	2008	% Change	2009	2008	% Change

Cash general and administrative	$5,629	$7,349	(23)	$25,354	$26,770	(5)
Non-cash unit based compensation	2,029	36	5,536	327	841	(61)
	$7,658	$7,385	4	$25,681	$27,611	(7)

Cash general and administrative (per boe)	$2.86	$2.83	1	$4.00	$3.49	15

Third quarter 2009 Provident Upstream cash general and administrative expenses decreased 23 percent to $5.6 million compared to $7.3 million in the third quarter of 2008.  For the nine months ended September 30, 2009, Provident Upstream cash general and administrative expenses decreased five percent to $25.4 million (2008 - $26.8 million).  The decrease in cash general and administrative expenses reflects staff reductions and cost cutting measures implemented within the organization.

For the nine months ended for both years, cash general and administrative expense incorporates the Provident Upstream annual long-term incentive plan cash payment that is typically settled in the first quarter of each year (2009 -$3.9 million; 2008 - $4.5 million).

Non-cash unit based compensation for Provident Upstream was an expense of $2.0 million in the third quarter of 2009 compared to $36 thousand in the third quarter of 2008.  For the nine months ended September 30, 2009 non-cash unit based compensation was an expense of $0.3 million compared to an expense of $0.8 million for the same period in 2008.  The unit based compensation, once granted, fluctuates based on changes in the trading price of Provident trust units.

Capital expenditures

	Three months ended		Nine months ended
Provident Upstream	September 30,		September 30,
($ 000s)	2009	2008	2009	2008
Capital expenditures - by category
Geological, geophysical and land	$654	$14,716	$3,847	$18,419
Drilling and recompletions	12,381	37,945	51,043	118,229
Facilities and equipment	3,120	5,725	21,420	23,832
Office and other	536	679	1,004	6,234
Total additions	$16,691	$59,065	$77,314	$166,714

Capital expenditures - by area
West central Alberta	$764	$1,783	$4,324	$6,943
Southern Alberta	1,356	6,866	6,096	13,739
Northwest Alberta	964	15,923	33,643	56,884
Dixonville	9,989	22,307	19,759	53,048
Southeast Saskatchewan	2,263	7,681	9,215	17,009
Southwest Saskatchewan	168	1,367	858	4,259
Lloydminster	685	1,282	2,299	6,589
Other	502	1,856	1,120	8,243
Total additions	$16,691	$59,065	$77,314	$166,714

Property acquisitions	$(164)	$136	$277	$21,211
Property dispositions	$238,675	$-	$238,623	$1,624

During the quarter Provident Upstream successfully executed its capital program throughout its operating areas, spending $16.7 million.  In Dixonville, the waterflood enhanced oil recovery program is proceeding as planned with third quarter capital spending of $10.0 million on drilling four water source wells, converting existing producing wells to water injectors and related facility expansion and upgrades. In Southeast Saskatchewan, $2.3 million was

Provident Energy 2009 Third Quarter Results

primarily spent on completion and tie-in activities.  In Southern Alberta, $1.4 million was spent on successful joint venture optimization activities.  The $3.0 million of capital spent in the remaining core areas included completion, tie-ins, recompletions, facility upgrades and production optimization activities.

For the nine months ended September 30, 2009, Provident Upstream has spent $77.3 million on capital activities.  The focus of the 2009 capital program has been on long term development initiatives in Northwest Alberta and the waterflood program in Dixonville.  In the first nine months of 2009, $33.6 million has been spent in Northwest Alberta on facilities and equipment for the emerging Pekisko opportunity along with drilling 3.0 net wells.  The majority of these costs were incurred in the first quarter as part of the winter drilling program.  In the Dixonville core area, $19.8 million has been spent in the first nine months of 2009, the majority on converting existing wells for water injection, drilling four water source wells, and related facility expansion and upgrades.  In Southeast Saskatchewan, $9.2 million was spent on drilling and related tie-in costs resulting in the addition of 4.6 net wells.  The remaining $14.7 million was spent throughout the remaining core areas on drilling, completions, tie-ins, recompletions, facility upgrades and production optimization activities.

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per boe data)	2009	2008	% Change	2009	2008	% Change

DD&A	$67,116	$80,457	(17)	$207,941	$228,382	(9)
DD&A (per boe)	$34.14	$30.93	10	$32.81	$29.81	10

Third quarter 2009 DD&A was down 17 percent to $67.1 million compared to $80.5 million in the comparable 2008 quarter and on a year-to-date basis 2009 DD&A totaled $207.9 million, down nine percent from the $228.4 million in the comparable 2008 period.  The lower 2009 DD&A reflects reduced production volumes compared to the 2008 comparable periods partially offset by an increase in the per boe DD&A.  The per boe increase was primarily as a result of 2008 and 2009 expenditures on longer term projects at Dixonville and the Pekisko play in Northwest Alberta.  In the short term these expenditures add costs to the depletable asset base without the addition of further proved reserves.  The addition of more proved reserves associated with these projects would have a favourable impact on DD&A per boe.

In the third quarter of 2009, accretion expense associated with asset retirement obligations was $0.8 million compared to $0.9 million in the comparable period of 2008.  Year-to-date accretion expense was $2.3 million (2008 - $2.5 million).

Provident Energy 2009 Third Quarter Results

Provident Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.

Performance of the Midstream business unit is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Three months ended September 30,			Nine months ended September 30,
	2009	2008	% Change	2009	2008	% Change

WTI (US$ per barrel)	$68.30	$117.98	(42)	$57.00	$113.29	(50)
Exchange rate (from US$ to Cdn$)	1.10	1.04	6	1.17	1.02	15
WTI expressed in Cdn$ per barrel	$74.95	$122.92	(39)	$66.69	$115.40	(42)

AECO monthly index (Cdn$ per gj)	$2.87	$8.76	(67)	$3.89	$8.13	(52)

Frac Spread Ratio (1)	26.2	14.0	87	17.1	14.2	21

Mont Belvieu Propane (US$ per US gallon)	$0.87	$1.68	(48)	$0.76	$1.62	(53)
Mont Belvieu Propane expressed as a percentage of WTI	53%	60%	(12)	56%	60%	(7)

Market Frac Spread in Cdn$ per barrel (2)	$33.32	$43.10	(23)	$25.64	$41.69	(38)
1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2) Market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Midstream business unit results can be summarized as follows:

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2009	2008	% Change	2009	2008	% Change

Empress East margin	$20,230	$42,537	(52)	$63,111	$157,076	(60)
Redwater West margin	28,950	38,343	(24)	81,886	138,694	(41)
Commercial Services margin	14,723	12,264	20	45,150	34,446	31
Gross operating margin	63,903	93,144	(31)	190,147	330,216	(42)
Realized loss on financial derivative instruments	(30,446)	(55,735)	(45)	(38,499)	(135,015)	(71)
Cash general and administrative expenses	(6,235)	(7,309)	(15)	(25,068)	(26,465)	(5)
Strategic review and restructuring expenses	-	(315)	(100)	(4,407)	(645)	583
Foreign exchange (loss) gain and other	(103)	7,554	-	(711)	7,004	-
Provident Midstream Adjusted EBITDA	$27,119	$37,339	(27)	$121,462	$175,095	(31)

Provident Energy 2009 Third Quarter Results

Gross operating margin

Midstream gross operating margin was $63.9 million in the third quarter of 2009.  The 31 percent decrease in margin compared to the third quarter of 2008 is primarily due to lower realized per unit margins on propane, butane and condensate (collectively, these products are referred to as “propane-plus”) sales and a 15 percent reduction in propane-plus sales volumes. Propane-plus sales prices continue to remain much lower than in the prior year reflecting the 42 percent decline in WTI crude prices and significantly higher propane inventory within North America. Above-average levels of propane have resulted in wider propane price differentials relative to WTI crude. In the third quarter of 2009, Mont Belvieu propane prices as a percent of WTI crude averaged 53 percent compared to 60 percent in the comparable 2008 quarter. Market frac spreads have also narrowed from the prior year, averaging $33.32 per barrel in the third quarter of 2009 (2008 - $43.10) and $25.64 per barrel year-to-date (2008 - $41.69), despite an increase in the frac spread ratio. The lower market frac spreads are a result of lower NGL sales prices partially offset by lower AECO gas prices. The margin was $190.1 million for the nine months ended September 30, 2009 compared to the $330.2 million in the comparable period in 2008.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

In the third quarter of 2009, the gross operating margin for Empress East was $20.2 million (2008 - $42.5 million), a reduction of 52 percent.  Lower operating margins are a result of lower realized propane-plus unit margins and a 37 percent decrease in propane-plus sales volumes. Realized per unit margins have decreased from the prior year due to lower frac spreads which are reflective of the current market pricing environment. Per unit margins were also impacted by an increase in natural gas extraction premiums, which have recently escalated as a result of lower gas flows at Empress. The decrease in sales volumes is a result of lower product availability stemming from the reduction of Provident’s fractionation capacity at Sarnia from April through August 2009. In August, Provident was successful in replacing the 6,000 bpd of expired leased fractionation capacity by purchasing approximately 7,400 bpd of additional fractionation capacity at Sarnia. Provident expects to realize increasing benefits from the incremental capacity in coming months, particularly as new sales arrangements are negotiated for the upcoming NGL contract year which begins on April 1, 2010. Full utilization of the incremental capacity will also require Provident to secure additional sources of supply at Empress. The margin for the nine months ended September 30, 2009 was $63.1 million in 2009 compared to $157.1 million in the comparable period in 2008.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread has a smaller impact on margin than in the Empress East business line. The Redwater facility also has the largest and industry-leading rail-based condensate terminal in Western Canada which serves the heavy oil industry and its need for diluent.  Year over year, Provident has considerably increased its condensate market presence at Redwater through condensate marketing, third-party terminalling and, recently, condensate storage. In the third quarter of 2009, two of Provident’s three new 500,000 barrel storage caverns at Redwater were ready for condensate service. Income generated from the condensate terminal which relates to third-party terminalling and storage is included within the commercial services business line.

Provident Energy 2009 Third Quarter Results

In the third quarter of 2009, the operating margin for Redwater West was $29.0 million (2008 - $38.3 million) a decrease of 24 percent.  The decrease in margin is primarily due to a seven percent reduction in both propane-plus unit margins and propane-plus sales volumes. In addition, ethane margins for Redwater West were negatively impacted by the declining AECO gas price. Redwater West propane-plus selling prices have decreased by 47 percent relative to the prior year reflecting the decline in market prices for NGL. Similarly, cost of goods sold, on a per unit basis, are 51 percent lower than the third quarter of 2008 reflecting the market based pricing for the majority of this product. The decrease in propane-plus margins includes a reduction in unit margins generated from the condensate marketing business, as in the third quarter of 2008, Provident benefitted from stronger demand for condensate for use as diluent due to the increased demand for heavy oil and oilsands related projects. Propane-plus volumes were lower in the third quarter of 2009 as a result of lower demand for propane and condensate, partially offset by stronger butane demand, however, for the nine months ended September 30, 2009 Redwater West propane-plus volumes are in line with the prior year’s comparable period.  The 2009 nine month operating margin decreased to $81.9 million from $138.7 million in the comparable period in 2008 reflecting the lower market prices for NGL.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, loading and unloading services.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In the third quarter of 2009, the margin for this business line was $14.7 million (2008 - $12.3 million).  The 2009 third quarter operating margin is 20 percent higher than the third quarter of 2008 mostly due to increased fee based revenues associated with the condensate offloading facility, higher third party processing fees and incremental storage revenues from the recently completed condensate storage caverns.  For the nine months ended September 30, 2009, the commercial services margin of $45.1 million (2008 - $34.4 million) incorporates increased commercial services associated with the expanded condensate terminal.

Operations – Midstream NGL sales volumes

Midstream sold 98,229 bpd in the third quarter of 2009, down 12 percent when compared with 111,313 bpd in the third quarter of 2008.  Year-to-date Midstream sold 114,073 bpd in 2009, down five percent when compared to sales of 119,456 bpd in 2008.  The reduction in volumes primarily represents the decrease in propane-plus volumes in both Empress East and Redwater West.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”) and funds flow from continuing operations

Third quarter 2009 adjusted EBITDA decreased 27 percent to $27.1 million from $37.3 million in the third quarter 2008 reflecting lower operating margins for the Empress East and Redwater West business lines, partially offset by a lower realized loss on financial derivative instruments and lower cash general and administrative expenses.  The $30.4 million realized loss on financial derivative instruments was driven by natural gas purchase contracts that settled at current market prices that were lower than the originally contracted prices.  The comparable quarter in 2008 had a larger realized loss on financial derivative instruments, driven primarily by crude oil sales contracts settling at prices considerably higher than the originally contracted crude oil prices.  Cash general and administrative expenses are lower in 2009 as a result of staff reductions and cost cutting measures implemented within the organization.  Nine month 2009 adjusted EBITDA decreased to $121.5 million from $175.1 million in the 2008 nine month period.  Funds flow from operations for the third quarter of 2009 was $26.5 million, a decrease of $6.0 million or 19 percent in comparison to the $32.5 million in the third quarter of 2008.  Funds flow from operations for the nine months ended September 30, 2009 decreased to $106.4 million from $144.4 million in the nine months ended September 30, 2008.  The decrease in funds flow from operations reflects the lower adjusted EBITDA, partially offset by lower interest expense.

Provident Energy 2009 Third Quarter Results

Capital expenditures

Midstream capital expenditures for the third quarter of 2009 totaled $8.9 million, and $31.4 million to September 30, 2009.  In 2009, $27.4 million was spent primarily on the continued development of cavern storage, the condensate offloading and terminalling facility and pre-development activities relating to the Michigan depropanizer. In addition, $1.4 million was spent on sustaining capital requirements, $2.1 million was added to capitalized linefill and $0.5 million was spent on office related capital.

Midstream asset acquisition

On August 12, 2009, Provident purchased an additional 6.15 percent interest in the Sarnia fractionation and finished storage facilities for $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010.  This acquisition increased Provident’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East system by approximately 7,400 bpd. This acquisition replaced the 6,000 bpd of formerly leased capacity at Sarnia that expired on April 1, 2009. As a result of this transaction, Provident has deferred construction of its previously announced depropanizer facility in Michigan.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2009
January 23, 2009	February 13, 2009	$0.09	0.07
February 23, 2009	March 13, 2009	0.06	0.05
March 24, 2009	April 15, 2009	0.06	0.05
April 22, 2009	May 15, 2009	0.06	0.05
May 21, 2009	June 15, 2009	0.06	0.05
June 22, 2009	July 15, 2009	0.06	0.05
July 22, 2009	August 14, 2009	0.06	0.05
August 24, 2009	September 15, 2009	0.06	0.06
September 22, 2009	October 15, 2009	0.06	0.06
2009 Cash Distributions paid as declared		$0.57	0.49
2008 Cash Distributions paid as declared		1.38	1.29
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to September 30, 2009 – Distributions paid as declared		$14.34	11.09
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

As at September 30, 2009, based on information received from the transfer agent and financial intermediaries, an estimated 85 percent of Provident’s outstanding trust units are held by non-residents.  However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

Provident Energy 2009 Third Quarter Results

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt.  Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.   To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

Provident has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project plan and a project team.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident’s external auditors have commenced and will continue throughout the subsequent phases.  Regular reporting is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

Provident is currently engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves established work teams to complete a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions and an analysis of financial systems has been performed.

During the implementation phase, Provident will execute the required changes to business processes, financial systems, accounting policies, disclosure controls and internal controls over financial reporting.  At this time, the impact on the consolidated financial statements is not reasonably determinable.

For recent accounting pronouncements, see note 2 to interim consolidated financial statements.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets risk and the ability to finance future growth; and
•	the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions;

The oil and natural gas industry is subject to numerous risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

Provident Energy 2009 Third Quarter Results

•	fluctuations in commodity price, exchange rates and interest rates;
•	government and regulatory risk in respect of royalty and income tax regimes;
•	changes in environmental regulations;
•	operational risks that may affect the quality and recoverability of reserves;
•	geological risk associated with accessing and recovering new quantities of reserves;
•	transportation risk in respect of the ability to transport oil and natural gas to market;
•	marketability of oil and natural gas;
•	the ability to attract and retain employees; and
•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;
•	the ability to attract and retain employees;
•	regulatory intervention in determining processing fees and tariffs; and
•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;
•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on funds flow from operations available for distribution;
•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
•	maintaining a low cost structure to maximize funds flow from operations and profitability;
•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Provident Energy 2009 Third Quarter Results

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each quarter in the nine months ended September 30, 2009 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3
TSE – PVE.UN (Cdn$)
High	$6.61	$6.50	$6.46
Low	$2.90	$4.50	$4.69
Close	$4.81	$5.82	$6.20
Volume (000s)	21,878	22,810	17,610
NYSE – PVX (US$)
High	$5.60	$5.70	$6.08
Low	$2.23	$3.55	$4.00
Close	$3.72	$4.92	$5.76
Volume (000s)	92,576	83,525	72,040

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the “Outlook” section may contain forward-looking information which will be identified as such.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;

Provident Energy 2009 Third Quarter Results

•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition;
•	the Trust's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;

Provident Energy 2009 Third Quarter Results

•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Provident Energy 2009 Third Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2009
	First	Second	Third	Year-to-
	Quarter	Quarter	Quarter	Date
Financial - consolidated
Revenue	$470,769	$305,923	$465,432	$1,242,124
Funds flow from continuing operations	$84,281	$48,516	$54,869	$187,666
Funds flow from continuing operations per unit - basic and diluted	$0.32	$0.19	0.21	$0.72
Net (loss) income	$(40,284)	$(80,061)	$51,663	$(68,682)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.26)
Unitholder distributions	$54,511	$47,012	$47,238	$148,761
Distributions per unit	$0.21	$0.18	$0.18	$0.57

Provident Upstream
Cash revenue	$72,242	$78,883	$69,208	$220,333
Earnings before interest, DD&A, taxes and other non-cash items	$25,119	$33,114	$30,344	$88,577
Funds flow from operations	$22,827	$30,022	$28,425	$81,274
Net loss	$(38,154)	$(29,885)	$(21,879)	$(89,918)

Provident Midstream
Cash revenue	$487,820	$314,537	$309,215	$1,111,572
Earnings before interest, DD&A, taxes and other non-cash items	$69,927	$24,416	$27,119	$121,462
Funds flow from operations	$61,454	$18,494	$26,444	$106,392
Net (loss) income	$(2,130)	$(50,176)	$73,542	$21,236

Operating
Oil and gas production
Crude oil (bpd)	10,710	10,035	9,276	10,002
Natural gas liquids (bpd)	1,138	1,105	1,169	1,137
Natural gas (mcfd)	76,260	75,735	65,525	72,468
Oil equivalent (boed)	24,558	23,763	21,366	23,217

Average selling price net of transportation expense (Cdn$)
Crude oil per bbl	$36.23	$59.03	$62.06	$51.93
(before realized financial derivative instruments)
Crude oil per bbl	$42.31	$60.61	$62.56	$54.76
(including realized financial derivative instruments)
Natural gas liquids per barrel	$41.13	$38.14	$39.76	$39.69
Natural gas per mcf	$4.75	$3.40	$2.90	$3.72
(before realized financial derivative instruments)
Natural gas per mcf	$5.26	$3.62	$3.28	$4.09
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	114,073

Provident Energy 2009 Third Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2008
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from continuing operations	$130,394	$165,470	$139,979	$81,779	$517,622
Funds flow from continuing operations per unit - basic	$0.52	$0.65	$0.55	$0.32	$2.03
Funds flow from continuing operations per unit - diluted	$0.52	$0.65	$0.51	$0.32	$2.03
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$158,400	$101,437	$547,094
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$49,757	$353,493
Funds flow from operations	$71,142	$112,869	$107,442	$47,187	$338,640
Net income (loss)	$9,591	$28,935	$76,881	$(421,457)	$(306,050)

Provident Midstream
Cash revenue	$641,673	$662,315	$652,753	$513,860	$2,470,601
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$37,666	$212,761
Funds flow from operations	$59,252	$52,601	$32,537	$34,592	$178,982
Net income (loss)	$15,516	$(290,230)	$232,966	$359,166	$317,418

Operating
Oil and gas production (continuing operations)
Crude oil (bpd)	12,287	12,494	12,805	12,307	12,473
Natural gas liquids (bpd)	1,307	1,178	1,195	1,134	1,203
Natural gas (mcfd)	83,970	86,130	85,628	80,450	84,039
Oil equivalent (boed)	27,589	28,027	28,271	26,849	27,683

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$47.33	$82.79
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$97.61	$52.71	$80.36
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$47.64	$76.88
Natural gas per mcf	$7.61	$9.98	$8.60	$6.63	$8.23
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$6.92	$8.23
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

Provident Energy 2009 Third Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2007
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$558,807	$463,995	$494,065	$521,648	$2,038,515
Funds flow from continuing operations	$85,814	$81,601	$79,493	$135,776	$382,684
Funds flow from continuing operations per unit - basic	$0.41	$0.38	$0.33	$0.55	$1.66
Funds flow from continuing operations per unit - diluted	$0.40	$0.38	$0.33	$0.55	$1.66
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$84,668	$90,028	$92,419	$101,746	$368,861
Earnings before interest, DD&A, taxes and other non-cash items	$49,756	$55,457	$53,530	$63,009	$221,752
Funds flow from operations	$46,410	$52,032	$47,143	$58,667	$204,252
Net (loss) income	$(4,510)	$50,429	$(17,807)	$16,953	$45,065

Provident Midstream
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes and other non-cash items	$52,853	$35,974	$47,425	$89,423	$225,675
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)

Operating
Oil and gas production (continuing operations)
Crude oil (bpd)	8,097	8,610	11,182	11,252	9,797
Natural gas liquids (bpd)	1,422	1,311	1,255	1,277	1,316
Natural gas (mcfd)	88,928	94,437	93,511	92,584	92,378
Oil equivalent (boed)	24,340	25,660	28,022	27,960	26,509

Average selling price net of transportation expense (continuing operations) (Cdn$)
Crude oil per bbl	$51.23	$53.75	$57.88	$61.75	$56.74
(before realized financial derivative instruments)
Crude oil per bbl	$51.25	$52.77	$55.47	$57.23	$54.53
(including realized financial derivative instruments)
Natural gas liquids per barrel	$49.02	$52.79	$55.47	$63.63	$55.07
Natural gas per mcf	$7.48	$7.27	$4.94	$6.08	$6.42
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.20	$5.63	$6.68	$6.71
(including realized financial derivative instruments)

Provident Midstream
Provident Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785

Provident Energy 2009 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	September 30,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$33,095	$4,629
Accounts receivable	174,381	244,485
Petroleum product inventory	67,894	46,160
Prepaid expenses and other current assets	4,463	7,886
Financial derivative instruments (note 9)	5,343	16,708
	285,176	319,868

Investments and other long term assets	2,337	14,218
Long-term financial derivative instruments (note 9)	221	735
Property, plant and equipment	2,142,576	2,480,503
Intangible assets	148,243	158,336
Goodwill	100,409	100,409
	$2,678,962	$3,074,069
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$191,620	$244,031
Cash distributions payable	13,384	20,088
Current portion of convertible debentures (note 5)	-	24,871
Financial derivative instruments (note 9)	72,199	13,693
	277,203	302,683

Long-term debt - revolving term credit facility (note 5)	391,289	504,685
Long-term debt - convertible debentures (note 5)	239,395	236,123
Asset retirement obligation (note 6)	52,513	59,432
Long-term financial derivative instruments (note 9)	77,817	58,420
Other long-term liabilities (note 8)	8,925	8,572
Future income taxes	189,603	267,807

Unitholders’ equity
Unitholders’ contributions (note 7)	2,827,136	2,806,071
Convertible debentures equity component	15,940	17,198
Contributed surplus	2,953	1,695
Accumulated other comprehensive income (loss)	65	(2,183)
Accumulated income	357,352	426,034
Accumulated cash distributions	(1,761,229)	(1,612,468)
	1,442,217	1,636,347
	$2,678,962	$3,074,069

* Note: For rounding differences, please add/subtract from AP to get to balance.

Provident Energy 2009 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenue
Revenue	$406,242	$873,981	$1,355,507	$2,556,734
Realized loss on financial derivative instruments	(27,819)	(62,828)	(23,602)	(154,336)
Unrealized gain (loss) on financial derivative instruments	87,009	286,255	(89,781)	(182,555)
	465,432	1,097,408	1,242,124	2,219,843

Expenses
Cost of goods sold	267,437	607,523	932,301	1,738,069
Production, operating and maintenance	35,192	39,008	105,648	112,213
Transportation	6,896	8,380	25,886	24,923
Depletion, depreciation and accretion	76,622	91,379	236,344	257,542
General and administrative (note 8)	16,108	14,232	50,874	53,686
Strategic review and restructuring (note 10)	-	630	9,727	1,290
Interest on bank debt	2,033	6,771	8,293	30,936
Interest and accretion on convertible debentures	5,329	6,310	16,820	13,633
Foreign exchange loss (gain) and other	4,999	(5,115)	3,782	(6,512)
	414,616	769,118	1,389,675	2,225,780

Income (loss) from continuing operations before taxes	50,816	328,290	(147,551)	(5,937)

Capital tax expense	353	932	2,045	2,624
Current tax recovery	(4,008)	(3,900)	(961)	(76)
Future income tax expense (recovery)	2,808	21,411	(79,953)	(82,144)
	(847)	18,443	(78,869)	(79,596)
Net income (loss) from continuing operations	51,663	309,847	(68,682)	73,659
Net income from discontinued operations (note 11)	-	41,258	-	126,981
Net income (loss) for the period	51,663	351,105	(68,682)	200,640
Accumulated income, beginning of period	$305,689	$118,177	$426,034	$268,642
Accumulated income, end of period	$357,352	$469,282	$357,352	$469,282
Net income (loss) from continuing operations per unit - basic	$0.20	$1.21	$(0.26)	$0.29
- diluted	$0.20	$1.14	$(0.26)	$0.29
Net income (loss) per unit - basic	$0.20	$1.37	$(0.26)	$0.79
- diluted	$0.20	$1.29	$(0.26)	$0.79

The accompanying notes are an integral part of these statements.

Provident Energy 2009 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Cash provided by operating activities
Net income (loss) for the period from continuing operations	$51,663	$309,847	$(68,682)	$73,659
Add (deduct) non-cash items:
Depletion, depreciation and accretion	76,622	91,379	236,344	257,542
Non-cash interest expense and other	1,113	1,463	3,824	3,454
Non-cash unit based compensation expense (recovery) (note 8)	4,244	(392)	452	1,126
Unrealized (gain) loss on financial derivative instruments	(87,009)	(286,255)	89,781	182,555
Unrealized foreign exchange loss (gain) and other	5,428	2,526	5,900	(349)
Future income tax expense (recovery)	2,808	21,411	(79,953)	(82,144)
	54,869	139,979	187,666	435,843
Site restoration expenditures	(1,870)	(1,319)	(6,054)	(3,957)
Change in non-cash operating working capital from continuing operations	(28,218)	27,129	29,944	(17,993)
Cash provided by operating activities from discontinued operations	-	11,279	-	110,501
	24,781	177,068	211,556	524,394

Cash (used for) provided by financing activities
Decrease in long-term debt	(145,065)	(232,290)	(138,732)	(530,866)
Distributions to unitholders	(47,238)	(92,188)	(148,761)	(274,967)
Issue of trust units, net of issue costs	7,031	14,987	21,065	44,865
Change in non-cash financing working capital	(289)	85	(6,704)	855
Financing activities from discontinued operations	-	(4,881)	-	(47,511)
	(185,561)	(314,287)	(273,132)	(807,624)

Cash provided by (used for) investing activities
Capital expenditures	(25,621)	(73,252)	(108,675)	(192,044)
Acquisitions (note 3)	(18,336)	(136)	(18,777)	(21,211)
Proceeds on sale of assets (note 4)	238,675	-	238,623	1,624
Proceeds on sale of discontinued operations, net of tax	-	232,513	-	438,862
Decrease (increase) in investments	-	365	-	(642)
Change in non-cash investing working capital	(1,816)	(17,494)	(21,129)	119,631
Investing activities from discontinued operations	-	(7,257)	-	(69,810)
	192,902	134,739	90,042	276,410

Increase (decrease) in cash and cash equivalents	32,122	(2,480)	28,466	(6,820)
Cash and cash equivalents, beginning of period	973	2,480	4,629	6,820
Cash and cash equivalents, end of period	$33,095	$-	$33,095	$-
Cash and cash equivalents, end of period from discontinued operations	$-	$-	$-	$-
Cash and cash equivalents, end of period from continuing operations	$33,095	$-	$33,095	$-

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$6,254	$10,963	$21,384	$52,730
Cash taxes paid	$1,052	$87,943	$3,012	$98,815

* Note: For rounding differences, please add subtract to operating WC so that ending cash equals the balance sheet cash.

Provident Energy 2009 Third Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Net income (loss)	$51,663	$351,105	$(68,682)	$200,640

Other comprehensive income, net of taxes
Foreign currency translation adjustments	-	2,372	-	10,315
Reclassification adjustment for foreign currency losses included in net income	-	26,760	-	57,062
Reclassification adjustment of loss on available-for-sale investment included in net income	2,198	-	2,198	-
Unrealized gain on available-for-sale investments (net of taxes)	6	(230)	50	(44)
	2,204	28,902	2,248	67,333
Comprehensive income (loss)	$53,867	$380,007	$(66,434)	$267,973

Accumulated other comprehensive loss, beginning of period	(2,139)	(30,757)	(2,183)	(69,188)
Other comprehensive income	2,204	28,902	2,248	67,333
Accumulated other comprehensive income (loss), end of period	$65	$(1,855)	$65	$(1,855)
Accumulated income, end of period	357,352	469,282	357,352	469,282
Accumulated cash distributions, end of period	(1,761,229)	(1,535,144)	(1,761,229)	(1,535,144)
Retained earnings (deficit), end of period	(1,403,877)	(1,065,862)	(1,403,877)	(1,065,862)
Accumulated other comprehensive income (loss), end of period	65	(1,855)	65	(1,855)
Total retained earnings (deficit) and accumulated other comprehensive income (loss), end of period	$(1,403,812)	$(1,067,717)	$(1,403,812)	$(1,067,717)

Provident Energy 2009 Third Quarter Results

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000s, except unit and per unit amounts)
(unaudited)

September 30, 2009

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2008 and are consistent with policies adopted in the third quarter of 2008, except as described in note 2.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted.  These Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2008.  Certain comparative numbers have been reclassified to conform with the current period’s presentation.

2.	Changes in accounting policies and practices

Goodwill and intangible assets

In the first quarter of 2009, the Trust adopted CICA Handbook section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this standard has not had a material impact on the Trust’s consolidated financial statements.

3.	Acquisition

In August of 2009, the Trust purchased an additional 6.15 percent interest in the Sarnia fractionation and storage facility for a cash payment of $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010. This increased the Trust’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, enhancing propane-plus fractionation capacity in the Empress East system of the Midstream segment by approximately 7,400 barrels per day.

4.	Sale of assets

On September 30, 2009, Provident completed a sale of the operating areas of Southeast and Southwest Saskatchewan for net proceeds of $225.8 million and a separate sale of a minor property in the Lloydminster area for $12.9 million.  The proceeds from the sales were credited against the full cost pool of oil and natural gas properties included in property, plant and equipment on the Trust’s balance sheet.  No gain or loss was recognized on these transactions.

5.	Long-term debt

	As at	As at
	September 30, 2009	December 31, 2008
Revolving term credit facility	$391,289	$504,685
Convertible debentures	239,395	260,994
Current portion of convertible debentures	-	(24,871)
	239,395	236,123
Total	$630,684	$740,808

Provident Energy 2009 Third Quarter Results

(i)	Revolving term credit facility

In the third quarter of 2009, the Trust’s Canadian term credit facility was reduced by $75 million to $1,050 million due to the asset dispositions in the upstream business unit.  Based on the terms and conditions of the credit facility, Provident will have access to $887 million of the total facility in the fourth quarter of 2009.  The borrowing capacity of the term credit facility is re-measured quarterly.

At September 30, 2009 the Trust had $26.2 million in letters of credit outstanding (December 31, 2008 - $35.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the nine months ended September 30, 2009, no debentures were converted to trust units at the election of debenture holders (2008 - $67,000).  Upon maturity in the third quarter of 2009, the trust repaid $25.1 million to the holders of its 8.0 percent convertible debentures, and the balance of the equity component of the 8.0 percent convertible debentures, amounting to $1.3 million, was transferred to contributed surplus.  Included in the carrying value at September 30, 2009 were financing costs of $3.4 million.  The following table details each convertible debenture:

	As at		As at
Convertible Debentures	September 30, 2009		December 31, 2008
						Conversion
	Carrying	Face	Carrying	Face		Price per
($000s except conversion pricing)	Value(1)	Value	Value (1)	Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$145,324	$149,980	$143,212	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	94,071	98,999	92,911	98,999	Aug. 31, 2012	13.75
8.0% Convertible Debentures	-	-	24,871	25,109	July 31, 2009	12.00
	$239,395	$248,979	$260,994	$274,088

6.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	Three months ended		Nine months ended
	September 30,		September 30,
($ 000s)	2009	2008	2009	2008
Carrying amount, beginning of period	$57,479	$44,445	$59,432	$43,886
Acquisitions	753	30	753	350
Increase in liabilities incurred during the period	54	432	192	1,134
Settlement of liabilities during the period	(1,870)	(1,319)	(6,054)	(3,957)
Decrease in liabilities due to sale of assets	(4,977)	-	(4,977)	-
Accretion of liability	1,074	1,121	3,167	3,296
Carrying amount, end of period	$52,513	$44,709	$52,513	$44,709

Provident Energy 2009 Third Quarter Results

7.      Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

	Nine months ended September 30,
	2009		2008
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	259,087,789	$2,806,071	252,634,773	$2,750,374
Issued pursuant to unit option plan	-	-	191,448	1,790
Issued pursuant to the distribution reinvestment plan	3,784,751	18,676	3,736,719	38,359
To be issued pursuant to the distribution reinvestment plan	384,746	2,389	479,182	4,835
Debenture conversions	-	-	5,616	69
Balance at end of period	263,257,286	$2,827,136	257,047,738	$2,795,427

The per trust unit amounts for the three months ended September 30, 2009 were calculated based on the weighted average number of units outstanding of 262,244,557 (2008 – 255,841,933).  The diluted per trust unit amounts for 2009 are calculated including no additional trust units (2008 – 21,260,389) for the dilutive effect of the unit option plan and convertible debentures.

The per trust units amounts for the nine months ended September 30, 2009 were calculated based on the weighted average number of units outstanding of 260,887,128 (2008 – 254,390,640).  The diluted per trust unit amounts for 2009 are calculated including no additional trust units (2008 – nil) for the dilutive effect of the unit option plan and convertible debentures.

8.	Unit based compensation

Restricted/Performance units

The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At September 30, 2009, $9.6 million (December 31, 2008 - $9.4 million) is included in accounts payable and accrued liabilities for this plan and $8.9 million (December 31, 2008 - $8.6 million) is included in other long-term liabilities.  The following table summarizes the expense recorded for RTUs and PTUs.

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Cash general and administrative	$42	$-	$8,255	$8,287
Non-cash unit based compensation (included in general and administrative)	4,244	(392)	452	1,126
Strategic review and restructuring expenses (note 10)	-	-	2,954	-
Production, operating and maintenance expense	167	(4)	394	419
	$4,453	$(396)	$12,055	$9,832

The following table provides a continuity of the Trust’s RTU and PTU plans:

	RTUs	PTUs
Opening balance, January 1, 2009	1,139,835	3,400,330
Grants	909,436	1,813,312
Reinvested through notional distributions	173,401	461,703
Exercised	(483,233)	(1,601,323)
Cancelled	(82,656)	(133,706)
Ending balance September 30, 2009	1,656,783	3,940,316

At September 30, 2009, all RTUs and PTUs have been valued at $6.20 and, as of September 30, 2009 each PTU has been valued using a multiplier of one.

Provident Energy 2009 Third Quarter Results

9.	Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	September 30,	December 31,
($ 000s)	2009	2008
Provident Upstream
Crude Oil	$(672)	$(12,521)
Natural Gas	965	(3,285)
Provident Midstream	143,798	70,476
Corporate	361	-
Total	$144,452	$54,670

Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at September 30, 2009, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $2.0 million.  The Trust has mitigated this risk by entering into interest rate financial derivative contracts for a portion of the outstanding long term debt.  The contracts settle against Canadian Bankers Acceptance CDOR rates.  Refer to sensitivity analysis below.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized (loss) gain on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

($ 000s)		+ Change	- Change
Provident Upstream
Crude Oil	(WTI +/- $10.00 per bbl)	$(2,174)	$1,540
Natural Gas	(AECO +/- $1.00 per gj)	(2,133)	3,616
Foreign exchange	(FX rate +/- $0.01)	(283)	283

Provident Midstream
Frac spread related
Crude Oil	(WTI +/- $10.00 per bbl)	$(83,726)	$84,030
Natural Gas	(AECO +/- $1.00 per gj)	51,164	(50,933)
NGL's (includes propane, butane)	(Belvieu +/- US $0.15 per gal)	(1,265)	1,237
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(1,642)	1,642

Inventory/margin related
Crude Oil	(WTI +/- $10.00 per bbl)	(7,360)	7,261
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	4,093	(4,001)

Corporate
Interest Rate	(Rate +/- 50 basis points)	$2,080	$(2,080)

10.	Strategic review and restructuring expenses

The strategic review process was announced in February of 2008 with the objectives of optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident’s component businesses and optimizing structure in response to the federal government decision to tax income trusts beginning in 2011.  During this review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process (see note 11).  Following the sale of USOGP, management and the board of directors evaluated the complete spectrum of strategic options available for Provident’s remaining Canadian oil and gas production (Provident Upstream) and midstream (Provident Midstream) business units.  After an extensive review, it was determined in the second quarter of 2009 that, in the context of the macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets), it was in the best interest of unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.

Provident Energy 2009 Third Quarter Results

In the second quarter of 2009, Provident completed an internal reorganization to improve the efficiency and competitiveness of the businesses.  The internal reorganization is designed to improve the focus of each business unit, improve management’s line of sight to the key performance measures in each business, and reduce general and administrative costs.  The reorganization resulted in staff reductions at all levels of the organization, including senior management.  For the nine months ended September 30, 2009, strategic review and restructuring costs were $9.7 million (2008 - $1.3 million).  The costs are comprised primarily of severance, consulting and legal costs.

11.	Discontinued operations (USOGP)

In February, 2008 the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business.  Effective in the first quarter of 2008, Provident’s USOGP business was accounted for as discontinued operations.  The USOGP business was sold in June and August of 2008.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against BreitBurn Energy Partners, L.P. (the MLP), certain of its directors (including three Provident nominees), and Provident.  The MLP was part of USOGP.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to the MLP by false representations as to Provident’s relationship with the MLP. The transaction involved the issuance by the MLP to Quicksilver of approximately U.S. $700 million of units of the MLP.   The litigation is currently in an extensive pre-trial discovery process, and it is not possible at this time to assess the potential exposure of Provident in the event of an adverse verdict.  Provident believes the claims made against it in the lawsuit are without merit and will vigorously defend itself and its named director nominees against these claims.

The following table shows information about net income from USOGP.

	Three months ended		Nine months ended
Net income from discontinued operations	September 30,		September 30,
Canadian dollars (000's)	2009	2008	2009	2008
Revenue	$-	$18,852	$-	$303,146
Loss from discontinued operations before taxes, non-controlling interests and impact if sale of discontinued operations	-	19,339	-	(237,233)
Gain on sale of discontinued operations	-	75,698	-	263,618
Foreign exchange loss related to sale of discontinued operations	-	(26,760)	-	(57,062)
Current tax expense	-	(69,186)	-	(197,751)
Future income tax recovery	-	42,889	-	151,975
Non-controlling interests	-	(722)	-	203,434
Net income from discontinued operations for the period	$-	$41,258	$-	$126,981

12.  Subsequent event

On October 28, 2009, Provident reached an agreement with a private company, Emerge Oil & Gas Inc., to sell the remaining properties in the Lloydminster operating area for total consideration of $87 million, consisting of $70 million in cash and $17 million in equity.  This transaction is expected to close by November 30, 2009.  Cash proceeds will initially be applied to Provident’s revolving term credit facility.

Provident Energy 2009 Third Quarter Results

13.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production (“COGP” or “Provident Upstream”) and Provident Midstream.

Provident Upstream includes exploration, exploitation, development and production of crude oil and natural gas reserves.  Provident Midstream includes processing, extraction, transportation, loading and storage of natural gas liquids, and marketing of natural gas liquids.

Geographically the Trust operates in Canada in the oil and natural gas production business segment and in Canada and the USA in the Midstream business.

Provident Energy 2009 Third Quarter Results

	Three months ended September 30, 2009
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$77,361	$-	$77,361
Royalties	(10,780)	-	(10,780)
Product sales and service revenue	-	339,661	339,661
Realized gain (loss) on financial derivative instruments	2,627	(30,446)	(27,819)
	69,208	309,215	378,423

Expenses
Cost of goods sold	-	267,437	267,437
Production, operating and maintenance	31,118	4,074	35,192
Transportation	2,649	4,247	6,896
Foreign exchange loss (gain) and other	(532)	103	(429)
General and administrative	5,629	6,235	11,864
Strategic review and restructuring	-	-	-
	38,864	282,096	320,960
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	30,344	27,119	57,463
Other revenue
Unrealized gain (loss) on financial derivative instruments	563	86,446	87,009

Other expenses
Depletion, depreciation and accretion	67,116	9,506	76,622
Interest on bank debt	508	1,525	2,033
Interest and accretion on convertible debentures	1,332	3,997	5,329
Unrealized foreign exchange loss (gain) and other	2,199	3,229	5,428
Non-cash unit based compensation expense (recovery)	2,029	2,215	4,244
Capital tax expense	353	-	353
Current tax expense (recovery)	3	(4,011)	(4,008)
Future income tax expense (recovery)	(20,754)	23,562	2,808
	52,786	40,023	92,809
Net income (loss) for the period	$(21,879)	$73,542	$51,663
(1) Included in the Provident Midstream segment is product sales and service revenue of $16.6 million associated with U.S. midstream operations.

Provident Energy 2009 Third Quarter Results

	As at and for the three months ended September 30, 2009
	Provident Upstream	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,362,543	$780,033	$2,142,576
Intangible assets	-	148,243	148,243
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	16,691	8,930	25,621
Acquisitions	(164)	18,500	18,336
Proceeds on sale of assets	238,675	-	238,675
Working capital
Accounts receivable	39,792	134,589	174,381
Petroleum product inventory	-	67,894	67,894
Accounts payable and accrued liabilities	67,928	123,692	191,620
Long-term debt - revolving term credit facilities	97,822	293,467	391,289
Long-term debt - convertible debentures	59,849	179,546	239,395
Financial derivative instruments liability	$383	$144,069	$144,452

Provident Energy 2009 Third Quarter Results

	Three months ended September 30, 2008
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$203,249	$-	$203,249
Royalties	(37,756)	-	(37,756)
Product sales and service revenue	-	708,488	708,488
Realized gain (loss) on financial derivative instruments	(7,093)	(55,735)	(62,828)
	158,400	652,753	811,153

Expenses
Cost of goods sold	-	607,523	607,523
Production, operating and maintenance	35,080	3,928	39,008
Transportation	4,487	3,893	8,380
Foreign exchange loss (gain) and other	(87)	(7,554)	(7,641)
General and administrative	7,349	7,309	14,658
Strategic review and restructuring	315	315	630
	47,144	615,414	662,558
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	111,256	37,339	148,595
Other revenue
Unrealized gain (loss) on financial derivative instruments	41,721	244,534	286,255

Other expenses
Depletion, depreciation and accretion	80,457	10,922	91,379
Interest on bank debt	1,693	5,078	6,771
Interest and accretion on convertible debentures	1,577	4,733	6,310
Unrealized foreign exchange loss (gain) and other	3	2,523	2,526
Non-cash unit based compensation expense (recovery)	36	(428)	(392)
Management charge - discontinued operations	(34)	-	(34)
Capital tax expense	932	-	932
Current tax expense (recovery)	13	(3,913)	(3,900)
Future income tax expense (recovery)	(8,581)	29,992	21,411
	76,096	48,907	125,003
Net income (loss) for the period from continuing operations	$76,881	$232,966	$309,847
Net income from discontinued operations (note 11)			41,258
Net income (loss) for the period			$351,105
(1) Included in the Midstream segment is product sales and service revenue of $39.5 million associated with U.S. operations.

Provident Energy 2009 Third Quarter Results

	As at and for the three months ended September 30, 2008
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,743,182	$742,728	$2,485,910
Intangible assets	-	161,700	161,700
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	59,065	14,187	73,252
Acquisitions	136	-	136
Proceeds on sale of assets	-	-	-
Working capital
Accounts receivable	84,655	217,064	301,719
Petroleum product inventory	-	138,391	138,391
Accounts payable and accrued liabilities	155,455	197,035	352,490
Long-term debt - revolving term credit facilities	98,510	295,528	394,038
Long-term debt - convertible debentures	58,770	176,309	235,079
Financial derivative instruments liability	$10,106	$448,202	$458,308

Provident Energy 2009 Third Quarter Results

	Nine months ended September 30, 2009
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$237,036	$-	$237,036
Royalties	(31,600)	-	(31,600)
Product sales and service revenue	-	1,150,071	1,150,071
Realized gain (loss) on financial derivative instruments	14,897	(38,499)	(23,602)
	220,333	1,111,572	1,331,905

Expenses
Cost of goods sold	-	932,301	932,301
Production, operating and maintenance	94,548	11,100	105,648
Transportation	9,363	16,523	25,886
Foreign exchange loss (gain) and other	(2,829)	711	(2,118)
General and administrative	25,354	25,068	50,422
Strategic review and restructuring	5,320	4,407	9,727
	131,756	990,110	1,121,866
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	88,577	121,462	210,039
Other revenue
Unrealized gain (loss) on financial derivative instruments	(16,189)	(73,592)	(89,781)

Other expenses
Depletion, depreciation and accretion	207,941	28,403	236,344
Interest on bank debt	2,073	6,220	8,293
Interest and accretion on convertible debentures	4,205	12,615	16,820
Unrealized foreign exchange loss (gain) and other	2,264	3,636	5,900
Non-cash unit based compensation expense (recovery)	327	125	452
Capital tax expense	2,045	-	2,045
Current tax expense (recovery)	2	(963)	(961)
Future income tax expense (recovery)	(56,551)	(23,402)	(79,953)
	162,306	26,634	188,940
Net income (loss) for the period	$(89,918)	$21,236	$(68,682)
(1) Included in the Provident Midstream segment is product sales and service revenue of $126.4 million associated with U.S. midstream operations.

Provident Energy 2009 Third Quarter Results

	As at and for the nine months ended September 30, 2009
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,362,543	$780,033	$2,142,576
Intangible assets	-	148,243	148,243
Goodwill	-	100,409	100,409
Capital expenditures
Capital Expenditures	77,314	31,361	108,675
Acquisitions	277	18,500	18,777
Proceeds on sale of assets	238,623	-	238,623
Working capital
Accounts receivable	39,792	134,589	174,381
Petroleum product inventory	-	67,894	67,894
Accounts payable and accrued liabilities	67,928	123,692	191,620
Long-term debt - revolving term credit facilities	97,822	293,467	391,289
Long-term debt - convertible debentures	59,849	179,546	239,395
Financial derivative instruments liability	$383	$144,069	$144,452

Provident Energy 2009 Third Quarter Results

	Nine months ended September 30, 2008
	Provident Upstream	Provident Midstream (1)	Total

Revenue
Gross production revenue	$570,017	$-	$570,017
Royalties	(105,039)	-	(105,039)
Product sales and service revenue	-	2,091,756	2,091,756
Realized gain (loss) on financial derivative instruments	(19,321)	(135,015)	(154,336)
	445,657	1,956,741	2,402,398

Expenses
Cost of goods sold	-	1,738,069	1,738,069
Production, operating and maintenance	101,014	11,199	112,213
Transportation	12,651	12,272	24,923
Foreign exchange loss (gain) and other	841	(7,004)	(6,163)
General and administrative	26,770	26,465	53,235
Strategic review and restructuring	645	645	1,290
	141,921	1,781,646	1,923,567
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	303,736	175,095	478,831
Other revenue
Unrealized gain (loss) on financial derivative instruments	3,932	(186,487)	(182,555)

Other expenses
Depletion, depreciation and accretion	228,382	29,160	257,542
Interest on bank debt	7,734	23,202	30,936
Interest and accretion on convertible debentures	3,408	10,225	13,633
Unrealized foreign exchange loss (gain) and other	48	(397)	(349)
Non-cash unit based compensation expense (recovery)	841	285	1,126
Management charge - discontinued operations	(675)	-	(675)
Capital tax expense	2,624	-	2,624
Current tax expense (recovery)	(186)	110	(76)
Future income tax expense (recovery)	(49,915)	(32,229)	(82,144)
	192,261	30,356	222,617
Net income (loss) for the period from continuing operations	$115,407	$(41,748)	$73,659
Net income from discontinued operations (note 11)			126,981
Net income (loss) for the period			$200,640
(1) Included in the Midstream segment is product sales and service revenue of $203.8 million associated with U.S. operations.

Provident Energy 2009 Third Quarter Results

	As at and for the nine months ended September 30, 2008
	Provident Upstream	Provident Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,743,182	$742,728	$2,485,910
Intangible assets	-	161,700	161,700
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	166,714	25,330	192,044
Acquisitions	21,211	-	21,211
Proceeds on sale of assets	1,624	-	1,624
Working capital
Accounts receivable	84,655	217,064	301,719
Petroleum product inventory	-	138,391	138,391
Accounts payable and accrued liabilities	155,455	197,035	352,490
Long-term debt - revolving term credit facilities	98,510	295,528	394,038
Long-term debt - convertible debentures	58,770	176,309	235,079
Financial derivative instruments liability	$10,106	$448,202	$458,308

Provident Energy 2009 Third Quarter Results